EXHIBIT 99.1

First patient dosed with GLPG3667 in psoriasis patient Phase 1b trial

 Mechelen, Belgium; 9 November 2020, 22.01 CET – Galapagos NV (Euronext & NASDAQ: GLPG) announces dosing of the first psoriasis patient in the Phase 1b trial with GLPG3667.

GLPG3667 is a proprietary compound with an undisclosed mechanism of action in development for inflammatory and autoimmune indications. Based on an initial clinical study in healthy volunteers, GLPG3667 has met the criteria to be further studied in patients.

This Phase 1b trial is a randomized, double-blind, placebo-controlled, multicenter study to evaluate the safety, tolerability, efficacy, pharmacokinetics, and pharmacodynamics of GLPG3667. A daily oral administration of GLPG3667 at two different dose levels or a placebo will be investigated for 4 weeks in 30 patients with moderate to severe plaque psoriasis. The primary endpoint will be the change from baseline in Psoriasis Area Severity Index (PASI) score at 4 weeks. The first patient was dosed today. Recruitment will be based in Europe.

Pending successful completion of the Phase 1b study in psoriasis, we anticipate evaluating GLPG3667 in dose range finding Phase 2 studies in psoriatic arthritis and ulcerative colitis in the second half of 2021.

“We continue to press forward with several mechanisms of action in inflammation as part of our strategy to bring improved therapies to patients. We look forward to applying our extensive clinical experience in inflammation to this additional approach with GLPG3667. The study in psoriasis and the biomarker information collected should pave the way for trials in psoriatic arthritis and other indications,” said Dr. Piet Wigerinck, Chief Scientific Officer of Galapagos.

GLPG3667 is an investigational drug and not approved by any regulatory authority. Its efficacy and safety have not been established.

About our early inflammation pipeline
Galapagos continues to innovate in the inflammation space, with multiple, distinct mechanism of action approaches to bringing new therapy options to patients. GLPG3667 is an oral small molecule with undisclosed mechanism of action currently in Phase 1 trials.

For more information about our early clinical programs: www.glpg.com/other-programs
For information about the studies with GLPG3667 in psoriasis (NCT04594928): www.clinicaltrials.gov

About Galapagos
Galapagos NV discovers and develops small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 191415
ir@glpg.com

Media:
Carmen Vroonen
Global Head Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

Forward-looking statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that ongoing and future clinical studies with GLPG3667 may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG3667 due to safety, efficacy or other reasons), that Galapagos’ may not be able to fulfil its strategic ambition to bring therapies with different mechanism of action to patients with inflammatory diseases, Galapagos' reliance on collaborations with third parties and that Galapagos’ estimations regarding its GLPG3667 development program and regarding the commercial potential of GLPG3667, may be incorrect, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2019 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.